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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Maloney, Padraic (Last) (First) (Middle)		Consolidated Resources Group, Inc. (CSRG)

	Suite 2127 Lagan House, Custom House Square IFSC (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			February 7, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Dublin 1, Ireland (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock(1)		02/07/03		02/07/03		J (2)			1,924,500	D	(3)		6,967,161		I		By BTSL Technologies Limited (4)

(1)	Mr. Maloney originally became a shareholder of Consolidated Resources Group, Inc. (the “Issuer”) on January 7, 2002, when he acquired pursuant to a stock dividend a total of 2,300,000 shares of the Common Stock, par value $.001 per share (the “Common Stock”), of the Issuer from BTSL Technologies Limited (“BTSL”), an Irish limited liability company of which Mr. Maloney is an executive officer and an ordinary shareholder. On June 13, 2002, Mr. Maloney gifted a total of 375,500 shares of Common Stock to third parties and, immediately thereafter, Mr. Maloney directly beneficially owned a total of 1,924,500 shares of Common Stock.

(2)	On February 7, 2003, Mr. Maloney transferred 1,924,500 shares of Common Stock to BTSL in return for an additional 2,274 ordinary shares of BTSL. Mr. Maloney now beneficially owns no shares of Common Stock directly.

(3)	The consideration received by Mr. Maloney for the shares of Common Stock transferred was an additional 2,274 ordinary shares of BTSL. There is no public market for BTSL’s ordinary shares and no independent valuation of the shares was conducted at the time of the transfer.

(4)	These shares of Common Stock are held by BTSL, an Irish limited liability company of which Mr. Maloney is an executive officer and an ordinary shareholder. Of these 6,967,161 shares of Common Stock, 6,467,161 shares (the “Escrowed Shares”) have been placed in an escrow account pursuant to the terms of an Escrow Agreement, dated as of February 10, 2003, by and among BTSL, the Issuer and the Escrow Agent thereto (the “Escrow Agreement”), and an Agreement, dated as of February 10, 2003, by and between BTSL and the Issuer (the “Agreement”). Pursuant to the terms of the Escrow Agreement and the Agreement, upon such time (but in no event later than April 27, 2003) as the Issuer pays BTSL a total of $245,000 in cash (the “Cash Payment”), the Escrow Agent will be instructed to release the Escrowed Shares to the Issuer (or, in certain circumstances, to other third parties) and, immediately thereafter, BTSL will beneficially own a total of 500,000 shares of Common Stock. In the event that the Issuer does not timely make the Cash Payment, the Escrow Agent will be instructed to release all of the Escrowed Shares directly to BTSL and, immediately thereafter, BTSL will continue to beneficially own a total of 6,967,161 shares of Common Stock. To date, the Issuer has paid only $5,000 of the Cash Payment. In connection with the Agreement, Mr. Maloney resigned as a Director of the Issuer effective February 10, 2003.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

/s/ Padraic Maloney	04/29/03
**Padraic Maloney	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.